May 24, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Sergio Chinos
Sherry Haywood
Jeff Gordon
Kevin Stertzel

Re: FIGS, Inc. Registration Statement on Form S-1 (File No. 333-255797)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 20, 2021 and the date hereof, approximately 5,650 copies of the Preliminary Prospectus, dated May 20, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, May 26, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Vishaal Rana
Name: Vishaal Rana
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi Madrid Diaz
Name: Mitzi Madrid Diaz
Title: Vice President

[Signature Page to Acceleration Request Letter]